Vanguard Global Equity Fund

Supplement to the Prospectus and Summary Prospectus
Dated January 28, 2014

Prospectus and Summary Prospectus Text Change

The "Average Annual Total Returns" table is replaced with the following:

Average Annual Total Returns for Periods Ended December 31, 2013

                                                 1 Year 5 Years 10 Years
Vanguard Global Equity Fund Investor Shares
Return Before Taxes                               27.65%  16.49%    7.80%
Return After Taxes on Distributions               27.21   16.14     7.14
Return After Taxes on Distributions and Sale of
Fund Shares                                       16.04   13.43     6.33

Comparative Indexes
(reflect no deduction for fees or expenses)
MSCI ACWI Index                                   22.80%  14.92%    7.17%
Spliced Global Equity Index                       22.80   14.92     7.33

2014 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor. PS 129 022014